Exhibit 17.1
To all Board Members of Emerson Radio Corp. and John Schupper
Due to unprofessional conduct together with high-handed actions in addition to irregularities committed by Grande representatives and directors since take-over of the management of Emerson, the future of Emerson is in danger and the rights of the minority shareholders are jeopardized. Specifically, irregular related party transactions were Grande withdrew as much as approximately 50 million dollars, without paper work or notes or securities or advice to the Board of Directors.
The confidential preliminary report by an independent investigator confirmed the above. The unethical and uneconomical behavior in the management of Emerson can not be accepted any longer.
Due to this attitude I lost faith in the capabilities of Grande and its representatives to run Emerson on a sound business practice.
Under these conditions there can not be a useful contribution on my part for the progress of Emerson as an independent director.
The content of this letter should be incorporated in a form 8 K to be released by the company.
Therefore, I will not stand for reelection and resign effective at the next annual meeting of shareholders.
October 25, 2007

signed:
/s/ Peter G. Bünger
Peter G. Bünger